================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                               ------------------

                        COMMISSION FILE NUMBER: 001-13750
                               ------------------

                    JILIN CHEMICAL INDUSTRIAL COMPANY LIMITED
                 (Translation of registrant's name into English)


                              NO. 9, LONGTAN STREET
                                LONGTAN DISTRICT
                           JILIN CITY, JILIN PROVINCE
                           PEOPLE'S REPUBLIC OF CHINA
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                  Form 20-F   X             Form 40-F
                            -----                     -----

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                          Yes               No   X
                              -----            -----

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82- _____.

================================================================================

                    JILIN CHEMICAL INDUSTRIAL COMPANY LIMITED

                                    FORM 6-K

                                TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----
Signature                                                                      3

Third Quarterly Report for 2005, dated October 28, 2005                  Exhibit

                                    SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                       JILIN CHEMICAL INDUSTRIAL COMPANY LIMITED


Date: November 7, 2005
                                       By:  /s/ Yu Li
                                            --------------------------
                                            Name:  Yu Li
                                            Title: Chairman

                                                                         EXHIBIT


                    JILIN CHEMICAL INDUSTRIAL COMPANY LIMITED
                              (CHINESE CHARACTERS)

 (a joint stock limited company incorporated in the People's Republic of China with limited liability)


                               (STOCK CODE: 0368)

                         THIRD QUARTERLY REPORT FOR 2005

Highlights of the results of the Company for the nine months ended 30 September 2005:

From 1 January to 30 September, 2005, the Company recorded sales revenue from its principal operations of RMB23,129,520,751, representing an increase of 14.09% as compared with the corresponding period of the previous year, and a net loss of RMB151,431,414.

This quarterly report of the Company is prepared in accordance with the information disclosure requirement on quarterly report of listed companies issued by China Securities Regulatory Commission and Shenzhen Stock Exchange.

All the financial information set out in this quarterly report has been prepared in accordance with the applicable PRC accounting standards.

This quarterly report of the Company is unaudited.

This quarterly report of the Company is published pursuant to the disclosure obligation under Paragraph 2(2) of the Listing Agreement between the Company and The Stock Exchange of Hong Kong Limited.



1.   IMPORTANT NOTICE

     1.1 The board of directors (the "Board") of Jilin Chemical Industrial Company Limited (the "Company") and the directors collectively and individually accepts full responsibility for the authenticity, accuracy and completeness of the information contained in this quarterly report and believes that there are no misrepresentations, misleading statements or material omissions contained in this quarterly report.

     1.2 No director stated that he (she) could not ensure the authenticity, accuracy and completeness of the information contained in this quarterly report or had objection of contents contained in this quarterly report.

     1.3  Director not attending the board meeting in person

          DIRECTOR NOT ATTENDING     REASON FOR            DIRECTOR BY APPOINTED
          IN PERSON                  NOT ATTENDING         AS REPRESENTATIVE

          Yu Li                      work                  Zhang Xingfu
          Yang Dongyan               work                  Zhang Xingfu
          Xiang Ze                   work                  Zhang Xingfu
          Jiang Jixiang              work                  Zhang Xingfu
          Zhou Henglong              work                  Lu Yanfeng
          Wang Peirong               work                  Lu Yanfeng
          Fanny Li                   work                  Lu Yanfeng

     1.4  The third quarterly report of the Company is unaudited.

     1.5 The chairman, Yu Li, the chief financial officer (deputy chief accountant), Zhang Liyan, and the head of the financial department, Wang Chunxia, accept full responsibility for the truthfulness and completeness of the financial statements contained in this quarterly report.

2.   COMPANY PROFILE

     2.1  General information regarding the Company

          Abbreviation    A shares: Jilin Chemical    H shares: Jilin Chemical
          Stock Exchange  Shenzhen Stock              Hong Kong                 New York
                          Exchange                    Stock Exchange            Stock Exchange
          Stock code      000618                      0368                      JCC

                            SECRETARY TO THE BOARD       SECURITIES MATTERS REPRESENTATIVE

          Name              Zhang Liyan                  Nil
          Telephone         0432-3903651 3903652
          Contact address   No. 9 Longtan Street, Longtan District,
                            Jilin City, Jilin Province, PRC
          Facsimile         0432-3028126
          E-mail            jcic@jcic.com.cn

     2.2  Financial Information

          2.2.1   Major Accounting Figures and Financial Benchmarks

                                                                                          INCREASE/(DECREASE)
                                                                                     AS AT SEPTEMBER 30, 2005
                                                          AS AT              AS AT              COMPARED WITH
                                             SEPTEMBER 30, 2005  DECEMBER 31, 2004    AS AT DECEMBER 31, 2004
                                             ------------------  ------------------  ------------------------
                                                            RMB                 RMB                  (%)
               Total assets                   12,919,163,712.00   14,392,756,371.00              -10.24%
               Shareholder's equity
               (excluding minority interests)  5,704,114,730.00    5,853,624,428.00               -2.55%
               Net assets per share                        1.60                1.64               -2.44%
               Adjusted net assets per share               1.56                1.61               -3.11%

                                                                                         INCREASE/(DECREASE)
                                                                               FROM     DURING THE REPORTING
                                                                    JANUARY 1, 2005          PERIOD COMPARED
                                                     DURING THE                  TO  WITH THE SAME PERIOD OF
                                               REPORTING PERIOD  SEPTEMBER 30, 2005            LAST YEAR (%)
                                               ----------------  ------------------  -----------------------
               Net cash flows from operating
                 activities                     -875,441,592.00    1,270,315,571.00             -160.61%
               Earning per share                          -0.08               -0.04             -117.39%
               Return on net assets (%)                  -4.83%              -2.65%             -116.21%
               Return on net assets after
               non-operating profit/loss (%)             -4.21%              -2.01%             -114.03%
               non-operating profit/loss                                                         Amounts

               1. Loss on disposal of fixed assets                                         62,476,193.00
               2. Net profit on disposal of
                    intangible assets                                                     -19,643,427.00
               3. subsidy income
                    (value added tax return)                                               -2,683,084.00
               4. Loss on non-seasonal shut down                                           18,058,866.00
               5. Write-back of asset
                    impairment provision                                                     -900,104.00
               6. Other non-operating income                                               -2,222,138.00
               7. income tax credit                                                       -18,178,481.00

               Total                                                                       36,907,825.00


          2.2.2     Financial Statement

               2.2.2.1   UNAUDITED BALANCE SHEETS

                    In Rmb Yuan

                                                                   SEPTEMBER 30, 2005                    December 31, 2004
                                                           -----------------------------------   -----------------------------------
                    ASSETS                                        GROUP             COMPANY            Group            Company
                                                           ----------------   ----------------   ----------------   ----------------
                                                               (UNAUDITED)        (UNAUDITED)        (Audited)         (Audited)
                    CURRENT ASSETS
                      Cash and bank                           15,543,241.00      14,058,077.00      14,629,219.00      11,819,321.00
                      Short-term investments
                      Notes receivable                         1,819,488.00       1,819,488.00      10,545,237.00       9,456,637.00
                      Dividend receivable
                      Interest receivable
                      Accounts receivable                    227,916,701.00     302,148,200.00     254,700,444.00     322,568,028.00
                      Other receivables                       33,646,347.00       7,349,589.00      45,075,155.00      19,094,936.00
                      Advances to suppliers                  163,882,111.00     160,498,274.00     376,959,411.00     376,874,901.00
                      Subsidy receivable
                      Inventories                          2,213,371,330.00   2,163,709,900.00   2,606,053,383.00   2,566,518,007.00
                      Prepaid expenses                        19,814,666.00      18,186,208.00      19,856,484.00      19,474,862.00
                      Long-term bond investments
                        maturing within one year
                      Other current assets
                    TOTAL CURRENT ASSETS                   2,675,993,884.00   2,667,769,736.00   3,327,819,333.00   3,325,806,692.00
                    LONG-TERM INVESTMENTS
                      Long-term equity investments           125,925,225.00     163,355,454.00      99,139,594.00     169,469,728.00
                      Long-term bond investments
                    TOTAL LONG-TERM INVESTMENTS              125,925,225.00     163,355,454.00      99,139,594.00     169,469,728.00
                      Including: Consolidation difference
                    FIXED ASSETS
                      Fixed assets-cost                   16,024,620,125.00  15,691,542,022.00  16,196,975,563.00  15,822,513,692.00
                      Less: Accumulated depreciation       7,293,596,941.00   7,150,806,487.00   6,719,916,853.00   6,545,147,557.00
                      Fixed assets-net book value          8,731,023,184.00   8,540,735,535.00   9,477,058,710.00   9,277,366,135.00
                      Less: Impairment of fixed assets       419,228,779.00     410,799,267.00     282,023,248.00     269,931,112.00
                      Fixed assets-net book amount         8,311,794,405.00   8,129,936,268.00   9,195,035,462.00   9,007,435,023.00
                      Construction materials                  14,732,460.00      14,732,460.00       2,837,473.00       2,837,473.00
                      Construction in progress               141,824,709.00     141,824,709.00      42,555,665.00      42,555,665.00
                      Fixed assets pending disposal
                    TOTAL FIXED ASSETS                     8,468,351,574.00   8,286,493,437.00   9,240,428,600.00   9,052,828,161.00


                                                                      SEPTEMBER 30, 2005                 December 31, 2004
                                                           -----------------------------------   -----------------------------------
                    ASSETS                                        GROUP           COMPANY             Group             Company
                                                           ----------------   ----------------   ----------------   ----------------
                                                               (UNAUDITED)       (UNAUDITED)        (Audited)          (Audited)

                    INTANGIBLE AND OTHER ASSETS
                      Intangible assets                    1,245,725,625.00   1,244,237,512.00   1,345,139,741.00   1,343,581,225.00
                      Long-term deferred expenses            110,674,349.00     110,674,349.00      64,648,462.00      64,648,462.00
                      Other long-term assets
                    TOTAL INTANGIBLE AND OTHER ASSETS      1,356,399,974.00   1,354,911,861.00   1,409,788,203.00   1,408,229,687.00
                    DEFERRED TAXES
                      Deferred tax assets                    292,493,055.00     292,493,055.00     315,580,641.00     315,580,641.00
                    TOTAL ASSETS                          12,919,163,712.00  12,765,023,543.00  14,392,756,371.00  14,271,914,909.00
                    CURRENT LIABILITIES
                      Short-term loans                     2,132,160,000.00   2,087,520,000.00   2,918,970,000.00   2,874,330,000.00
                      Notes payable
                      Accounts payable                     1,880,956,559.00   1,818,691,188.00   1,891,153,893.00   1,864,805,946.00
                      Advances from customers              1,993,171,128.00   1,982,845,552.00   2,137,105,902.00   2,119,941,248.00
                      Salaries payable                       167,779,635.00     161,069,400.00     139,240,168.00     139,183,607.00
                      Welfare payable                         74,945,260.00      61,969,868.00      57,854,011.00      48,261,501.00
                      Dividend payable
                      Taxes payable                         -106,287,532.00    -107,921,236.00     154,334,897.00     150,912,286.00
                      Other levies payable
                      Other payables                         129,400,615.00     123,390,879.00     137,027,193.00     131,685,926.00
                      Accrued expenses                       120,011,366.00     115,468,804.00      26,049,897.00      26,049,897.00
                      Provisions
                      Long-term liabilities due within
                        one year                             145,321,576.00     145,321,576.00     167,105,430.00     167,105,430.00
                      Other current liabilities
                    TOTAL CURRENT LIABILITIES              6,537,458,607.00   6,388,356,031.00   7,628,841,391.00   7,522,275,841.00
                    LONG-TERM LIABILITIES
                      Long-term loans                        553,007,385.00     553,007,385.00     682,499,114.00     682,499,114.00
                      Debentures payable
                      Payables due after one year
                      Special project payables
                      Other long-term liabilities            119,545,397.00      119,545,397.00    213,515,526.00     213,515,526.00
                    TOTAL LONG-TERM LIABILITIES              672,552,782.00     672,552,782.00     896,014,640.00     896,014,640.00
                    DEFERRED TAXES
                      Deferred tax liabilities
                    TOTAL LIABILITIES                      7,210,011,389.00   7,060,908,813.00   8,524,856,031.00   8,418,290,481.00
                    MINORITY INTERESTS                         5,037,593.00                         14,275,912.00
                    SHAREHOLDERS' EQUITY
                      Share capital                        3,561,078,000.00   3,561,078,000.00   3,561,078,000.00   3,561,078,000.00
                      Capital surplus                      2,295,540,602.00   2,295,540,602.00   2,293,618,886.00   2,293,618,886.00
                      Statutory common reserve fund          699,270,943.00     693,730,248.00     701,442,717.00     693,730,248.00
                      Including: Statutory common
                        welfare fund                         126,834,279.00     125,287,623.00     126,834,279.00     125,287,623.00
                      Accumulated losses                    -851,774,815.00    -846,234,120.00    -702,515,175.00    -694,802,706.00
                      Foreign exchange difference reserve
                    TOTAL SHAREHOLDERS' EQUITY             5,704,114,730.00   5,704,114,730.00   5,853,624,428.00   5,853,624,428.00
                    TOTAL LIABILITIES AND
                      SHAREHOLDERS' EQUITY                12,919,163,712.00  12,765,023,543.00  14,392,756,371.00  14,271,914,909.00

               2.2.2.2 UNAUDITED PROFIT AND LOSS ACCOUNTS AND PROFIT APPROPRIATION STATEMENTS FOR THE PERIOD FROM JULY 1 TO SEPTEMBER 30, 2005


                    In Rmb Yuan

                                                                      FROM JULY 1 TO                     From July 1 to
                                                                    SEPTEMBER 30, 2005                  September 30, 2004
                                                           -----------------------------------   -----------------------------------
                       ITEMS                                    GROUP             COMPANY              Group            Company
                                                             (UNAUDITED)        (UNAUDITED)        (Unaudited)        (Unaudited)
                                                           ----------------   ----------------   ----------------   ----------------
                    1. SALES REVENUE                       7,007,325,543.00   6,994,631,971.00   7,715,878,932.00   7,703,580,892.00
                       Less: Cost of sales                 6,862,767,315.00   6,847,773,851.00   6,055,172,908.00   6,044,399,024.00
                          Sales tax and other levies         161,513,511.00     161,513,511.00     199,044,499.00     199,044,499.00
                    2. GROSS PROFIT ON SALES                 -16,955,283.00     -14,655,391.00   1,461,661,525.00   1,460,137,369.00
                       Add:  Other operating loss            -39,248,199.00     -45,903,924.00       3,948,800.00       1,508,024.00
                       Less: Selling expenses                  3,555,323.00       3,551,773.00       4,356,284.00       4,355,194.00
                             General and administrative
                             expenses                        152,256,951.00     141,807,346.00     120,190,557.00     115,095,908.00
                             Financial expenses, net             382,832.00        -324,188.00      64,546,981.00      63,203,180.00
                    3. OPERATING (LOSS)/PROFIT              -212,398,588.00    -205,594,246.00   1,276,516,503.00   1,278,991,111.00
                       Add:  Investment income                 3,315,236.00      -1,800,849.00      11,797,546.00      11,557,884.00
                          Subsidy income
                          Non-operating income                22,932,632.00      22,930,698.00       4,107,034.00       4,106,434.00
                       Less: Non-operating expenses          230,361,207.00     229,764,417.00      13,081,967.00      12,783,735.00
                    4. TOTAL (LOSS)/PROFIT                  -416,511,927.00    -414,228,814.00   1,279,339,116.00   1,281,871,694.00
                       Less: Income tax                     -138,840,849.00    -138,840,849.00    -366,500,820.00    -366,500,820.00
                             Minority interests               -2,283,113.00                         -2,532,578.00
                       add:  unrecognized investment loss
                    5. (NET LOSS)/NET PROFIT                -275,387,965.00    -275,387,965.00   1,648,372,514.00   1,648,372,514.00
                       Add:  Accumulated losses at the
                             beginning of the period        -578,558,624.00    -570,846,155.00  -2,671,187,298.00  -2,663,474,829.00
                       Transfer from other sources             2,171,774.00
                    6. ACCUMULATED LOSSES                   -851,774,815.00    -846,234,120.00  -1,022,814,784.00  -1,015,102,315.00
                       Less: Transfer to statutory common
                               reserve fund
                             Transfer to statutory common
                               welfare fund
                             Transfer to staff and workers'
                               bonus and welfare fund
                             Appropriation to Reserve Fund
                             Appropriation to Enterprise
                               Expansion Fund
                             Redemption of capital
                    7. ACCUMULATED LOSSES                   -851,774,815.00    -846,234,120.00  -1,022,814,784.00  -1,015,102,315.00
                       Less: Dividend for
                               preference stocks
                             Transfer to discretionary
                               common reserve fund
                             Dividend for common stocks
                             Dividend for common stocks
                               transferred to capital
                    8. ACCUMULATED LOSSES
                         AT THE END OF THE PERIOD           -851,774,815.00    -846,234,120.00  -1,022,814,784.00  -1,015,102,315.00
                       SUPPLEMENTARY INFORMATION
                       1. Income from sale and
                            disposal of departments
                            or investees
                       2. Loss from natural catastrophe
                       3. Increase in total profit
                            resulting from change in
                            accounting policies
                       4. Increase in total profit
                            resulting from change in
                            accounting estimates
                       5. Loss from debt restructuring
                       6. Other

               2.2.2.3 UNAUDITED PROFIT AND LOSS ACCOUNTS AND PROFIT APPROPRIATION STATEMENTS FOR THE PERIOD FROM JANUARY 1 TO SEPTEMBER 30, 2005

                    In Rmb Yuan

                                                                   FROM JANUARY 1 TO                    From January 1 to
                                                                   SEPTEMBER 30, 2005                   September 30, 2004
                                                           -----------------------------------   -----------------------------------
                       ITEMS                                    GROUP             COMPANY              Group           Company
                                                           ----------------   ----------------   ----------------   ----------------
                                                             (UNAUDITED)        (UNAUDITED)        (Unaudited)        (Unaudited)
                    1. SALES REVENUE                      23,129,520,751.00  23,049,855,657.00  20,272,595,485.00  20,249,122,782.00
                       Less: Cost of sales                21,986,180,223.00  21,936,000,556.00  17,010,650,379.00  16,965,599,703.00
                             Sales tax and other levies      570,554,354.00     570,554,354.00     565,409,565.00     565,409,565.00
                    2. GROSS PROFIT ON SALES                 572,786,174.00     543,300,747.00   2,696,535,541.00   2,718,113,514.00
                       Add:  Other operating loss            -96,981,354.00    -109,005,612.00     -35,648,241.00     -43,443,859.00
                       Less: Selling expenses                 12,172,237.00      12,165,972.00      20,432,509.00      20,424,375.00
                             General and administrative
                               expenses                      419,453,674.00     387,720,815.00     502,909,770.00     486,494,507.00
                             Financial expenses, net          82,305,426.00      80,468,675.00     213,879,720.00     209,564,865.00
                    3. OPERATING (LOSS)/PROFIT               -38,126,517.00     -46,060,327.00   1,923,665,301.00   1,958,185,908.00
                       Add:  Investment income                14,712,077.00      17,885,726.00      25,360,938.00       3,710,860.00
                             Subsidy income                    2,683,084.00       2,683,084.00
                             Non-operating income             30,142,169.00      30,094,317.00       5,800,915.00       5,772,197.00
                       Less: Non-operating expenses          244,279,365.00     243,682,575.00      83,185,692.00      80,709,344.00
                    4. TOTAL (LOSS)/PROFIT                  -234,868,552.00    -239,079,775.00   1,871,641,462.00   1,886,959,621.00
                       Less: Income tax                      -87,648,361.00     -87,648,361.00    -366,500,820.00    -366,500,820.00
                             Minority interests                4,211,223.00                        -15,318,159.00
                       add:  unrecognized investment loss
                    5. (NET LOSS)/NET PROFIT                -151,431,414.00    -151,431,414.00   2,253,460,441.00   2,253,460,441.00
                       Add:  Accumulated losses at the
                               beginning of the period      -702,515,175.00    -694,802,706.00  -3,276,275,225.00  -3,268,562,756.00
                             Transfer from other sources       2,171,774.00
                    6. ACCUMULATED LOSSES                   -851,774,815.00    -846,234,120.00  -1,022,814,784.00  -1,015,102,315.00
                       Less: Transfer to statutory common
                             reserve fund
                             Transfer to statutory common
                               welfare fund
                             Transfer to staff and workers'
                               bonus and welfare fund
                             Appropriation to Reserve Fund
                             Appropriation to Enterprise
                             Expansion Fund
                             Redemption of capital
                    7. ACCUMULATED LOSSES                   -851,774,815.00    -846,234,120.00  -1,022,814,784.00  -1,015,102,315.00
                       Less:  Dividend for preference
                                stocks
                              Transfer to discretionary
                                common reserve fund
                              Dividend for common stocks
                              Dividend for common stocks
                                transferred to capital
                    8. ACCUMULATED LOSSES
                         AT THE END OF THE PERIOD           -851,774,815.00    -846,234,120.00  -1,022,814,784.00  -1,015,102,315.00
                       SUPPLEMENTARY INFORMATION
                       1. Income from sale and disposal
                            of departments or investees
                       2. Loss from natural catastrophe
                       3. Increase in total profit
                            resulting from change in
                            accounting policies
                       4. Increase in total profit
                            resulting from change in
                            accounting estimates
                       5. Loss from debt restructuring
                       6. Other

               2.2.2.4 UNAUDITED CASH FLOW STATEMENTS FOR NINE MONTHS ENDED SEPTEMBER 30, 2005

                    In Rmb Yuan

                                                                                         FROM JANUARY 1 TO SEPTEMBER 30, 2005
                                                                                        --------------------------------------
                    ITEMS                                                                     GROUP              COMPANY
                                                                                        -----------------    -----------------
                                                                                           (Unaudited)          (Unaudited)
                    1. CASH FLOWS FROM OPERATING ACTIVITIES
                       Cash received from sale of goods or rendering of services        27,168,919,596.00    26,994,491,512.00
                       Refund of tax                                                         9,674,715.00         9,674,715.00
                       Cash received relating to other operating activities                  4,111,878.00         3,771,092.00
                    SUB-TOTAL OF CASH INFLOWS                                           27,182,706,189.00    27,007,937,319.00
                       Cash paid for goods and services                                 23,970,744,321.00    23,890,087,648.00
                       Cash paid to and on behalf of employees                             573,642,723.00       518,575,259.00
                       Payment of all types of taxes                                     1,288,711,815.00     1,261,887,014.00
                       Cash paid relating to other operating activities                     79,291,759.00        77,046,512.00
                    SUB-TOTAL OF CASH OUTFLOWS                                          25,912,390,618.00    25,747,596,433.00
                    NET CASH FLOWS FROM OPERATING ACTIVITIES                             1,270,315,571.00     1,260,340,886.00
                    2. CASH FLOWS FROM INVESTING ACTIVITIES
                       Cash received from sale of investments
                       Cash received from return of investments                             24,000,000.00        24,000,000.00
                       Net cash received from disposal of fixed assets
                         and intangible assets                                              44,821,675.00        44,821,675.00
                       Cash received relating to other investing activities
                    SUB-TOTAL OF CASH INFLOWS                                               68,821,675.00        68,821,675.00
                       Cash paid to acquire fixed assets and other long-term
                         assets                                                            178,911,875.00       171,915,874.00
                       Cash paid to acquire investments
                       Cash paid relating to other investing activities                      2,172,466.00
                    SUB-TOTAL OF CASH OUTFLOWS                                             181,084,341.00       171,915,874.00
                    NET CASH FLOWS FROM INVESTING ACTIVITIES                              -112,262,666.00      -103,094,199.00
                    3. CASH FLOWS FROM FINANCING ACTIVITIES
                       Proceeds from issuing shares
                       Including: Cash received from minority shareholders
                       Proceeds from borrowings                                          6,237,780,000.00     6,237,780,000.00
                       Cash received relating to other financing activities
                    SUB-TOTAL OF CASH INFLOWS                                            6,237,780,000.00     6,237,780,000.00
                       Repayment of borrowings                                           7,269,835,712.00     7,269,835,712.00
                       Cash paid for interest expense                                      125,083,171.00       122,952,219.00
                       Including: Dividends paid to minority shareholders
                       Cash paid relating to other financing activities
                    SUB-TOTAL OF CASH OUTFLOWS                                           7,394,918,883.00     7,392,787,931.00
                    NET CASH FLOWS FROM FINANCING ACTIVITIES                            -1,157,138,883.00    -1,155,007,931.00
                    4. EFFECT OF FOREIGN EXCHANGE RATE CHANGES ON CASH
                    5. NET INCREASE IN CASH AND CASH EQUIVALENTS                               914,022.00         2,238,756.00
                    SUPPLEMENTARY INFORMATION
                    1. RECONCILIATION OF (NET LOSS)/NET PROFIT TO CASH FLOWS
                         FROM OPERATING ACTIVITIES
                       (Net loss)/Net profit                                              -151,431,414.00      -151,431,414.00
                       Add: Provision for impairment of assets                             154,319,903.00       154,319,903.00
                           Depreciation of fixed assets                                    699,830,361.00       686,351,398.00
                           Amortization of intangible assets                                81,677,543.00        81,607,140.00
                           Amortization of long-term deferred expenses                      22,994,079.00        22,994,079.00
                           (Increase)/Decrease in prepaid expenses                             -76,279.00         1,288,654.00
                           Increase in accrued expenses                                     94,983,506.00        90,440,944.00
                           Gain on disposal of fixed assets                                -26,976,081.00       -26,976,081.00
                           Loss on scrapping of fixed assets                                69,808,846.00        68,796,766.00
                           Financial expenses                                              124,061,134.00       121,930,182.00
                           Investment income                                               -14,712,077.00       -17,885,726.00
                           Deferred tax credit                                              23,087,586.00        23,087,586.00
                           Decrease in inventories                                         392,012,453.00       402,808,107.00
                           Decrease in operating receivables                               240,480,941.00       264,992,495.00
                           Decrease in operating payables                                 -443,956,153.00      -461,983,147.00
                           Minority interests                                                4,211,223.00
                           Net cash flows from operating activities                      1,270,315,571.00     1,260,340,886.00
                    1. RECONCILIATION OF (NET LOSS)/NET PROFIT TO CASH FLOWS FROM
                         OPERATING ACTIVITIES
                    2. INVESTING AND FINANCING ACTIVITIES THAT DO NOT INVOLVE
                         CASH RECEIPTS AND PAYMENTS
                       Purchase of fixed assets
                       Convertible bonds maturing within one year
                       Finance lease of fixed assets
                    3. NET INCREASE IN CASH AND CASH EQUIVALENTS
                       Cash at the end of the period                                        15,543,241.00        14,058,077.00
                       Less: Cash at the beginning of the period                            14,629,219.00        11,819,321.00
                       Cash equivalents at the end of the period
                       Less: Cash equivalents at the beginning of the period
                       NET INCREASE IN CASH AND CASH EQUIVALENTS                               914,022.00         2,238,756.00


     2.3 As at September 30, 2005, the total shareholders and the ten largest shareholders of listed shares of the Company were as follows:

          Total shareholders                                 56,481 shareholders

          Information concerning the ten largest shareholders of listed share of the Company

          Name of shareholders                       Number of shares held (shares)                Class
          --------------------                       ------------------------------              -------
          HKSCC Nominees Limited                                     822,030,699.00             H-Shares
          HSBC Nominees (Hong Kong) Limited                          135,637,300.00             H-Shares
          China Construction Bank - Shangtou Mogan China
            Advantage Securities Investment Funds                      5,652,677.00             A-Shares
          China Merchants Bank Co., Limited
            - Zhongxin Jingdian Peizhi Securities Investment Funds     2,364,934.00             A-Shares
          Qiao Liang                                                   1,400,000.00             A-Shares
          Zhang Li                                                     1,250,000.00             A-Shares
          Huang Sujie                                                  1,150,000.00             A-Shares
          Zhao Ying                                                    1,060,000.00             A-Shares
          Sun Menglan                                                  1,000,000.00             A-Shares
          Zhang Chunlian                                                 994,600.00             A-Shares

3.   MANAGEMENT DISCUSSION AND ANALYSIS

     3.1 Analysis of operating activities of the Company during the reporting period

          During the third quarter of 2005, the Company adopted effective measures to ensure its production facilities operated in a safe and stable manner and at full utilization rate, enlarged sales volume of its high margin products, adjusted its product sales strategy in a timely manner and controlled stringently on costs and expenses. However, the Company recorded a loss due to the increase in the price of crude oil to a high level which could not be offset by the increase in the price of refined oil and the writing-off and provision for the impairment of certain fixed assets. For the nine months ended September 30, 2005, the Group had processed 5.07 million tons of crude oil and recorded a sales revenue from principal operations of approximately RMB23,129.52 million, representing an increase of 14.09% as compared with the same period of 2004 and a net loss of approximately RMB151.43 million. As at 30 September 2005, the shareholders' equity was RMB5,704.11 million, representing decrease of 2.55% as compared with 31 December 2004.

          3.1.1 Businesses or major products contributed more than 10% of the Company's income or profits from principal operation

             X   Applicable                        Non-applicable
            ---                                ---

                                                                     in Rmb Yuan

                                                      INCOME FROM   COST OF PRINCIPAL            GROSS
               BUSINESSES OR PRODUCTS         PRINCIPAL OPERATION           OPERATION       PROFIT (%)
               ----------------------         -------------------   -----------------       ----------
               Petroleum products               11,245,566,722.96   12,395,709,945.58          -10.23%
               Petrochemical and organic
                 chemical products              10,106,866,626.00    8,042,476,795.49           20.43%
               Of which: connected transaction  16,529,690,833.00   16,393,950,329.00            0.82%

          3.1.2 Seasonal or periodic characteristics of the Company's operation

                Applicable                      X  Non-applicable
            ---                                ---

          3.1.3 Profit composition during the reporting period (significant changes of profit from principal operation, profit from other operations, costs during the reporting period, investment profit, subsidy income, and non-operating income and expenses
                (net) as a percentage of the total profit as compared with the previous reporting period and the reason for such changes)

             X  Applicable                         Non-applicable
            ---                                ---
                                                                     in Rmb Yuan

                                                 FROM JULY 1,               FROM JANUARY 1,
                                             TO SEPTEMBER 30, 2005         TO JUNE 30, 2005
                                           -------------------------   -------------------------
                                                               AS A                        AS A
                                                         PERCENTAGE                  PERCENTAGE               REASONS
                                                           OF TOTAL                    OF TOTAL      CHANGE       FOR
               ITEMS                           AMOUNTS    PROFIT (%)       AMOUNTS    PROFIT (%)   IN RATIO    CHANGE
               -----                      ------------    ----------   -----------    ----------   --------    ------
               Total (loss)/profit        (416,511,927)      100.00    181,643,375      100.00           -          -
               (Loss)/profit from
                 principal operation       (16,955,283)        4.07    589,741,457      324.67     (320.60)    Note 1
               Loss from other operations  (39,248,199)        9.42    (57,733,155)     (31.78)      41.20          -
               Expenses during
                 the reporting period      156,195,106       (37.50)   357,736,231      196.94     (234.44)    Note 2
               Investment income             3,315,236        (0.80)    11,396,841        6.27       (7.07)         -
               Subsidy income                        -            -      2,683,084        1.48           -          -
               Non-operating income
                 and expenses, net         207,428,575       (49.80)     6,708,621        3.69      (53.49)         -

               Notes:

               1. The decrease of the profit from principal operation as percentage of the total profit is attributable to the increase of cost of raw material as a result of the increase in the price of crude oil.

               2. The decrease of expenses during the reporting period as percentage of the total profit is attributable to recording a loss in the third quarter.

          3.1.4 Significant changes of principal operation and its structure as compared with the previous reporting period and the reason for such changes

                Applicable                      X  Non-applicable
            ---                                ---

          3.1.5 Significant change of profitability of principal operation (gross profit margin) as compared with the previous reporting period and the reason for such change

             X  Applicable (see 3.1)               Non-applicable
            ---                                ---

     3.2  Analysis of significant events and its effects and solutions

                Applicable                      X  Non-applicable
            ---                                ---

     3.3 Changes of significant accounting policies, accounting estimates and basis of preparation of the consolidated financial statements and major differences arising from the application of different accounting policies, and the reason for such changes

                Applicable                      X  Non-applicable
            ---                                ---

     3.4 Statement from the board of directors and supervisory committee issued based on "unqualified opinion" on the audited financial statements

                Applicable                      X  Non-applicable
            ---                                ---

     3.5 Warning in respect of forecast on possible loss from the beginning to the end of the next reporting period or significant changes as compared with the same period of previous year, and the reason for such change

             X  Applicable                         Non-applicable
            ---                                ---

          If the prices of refined oil and crude oil which are controlled by the State remain unchanged in the future, it is expected that the Company would record a loss of RMB approximately 600 million in 2005.

     3.6 Amendment to the annual business plan or budget disclosed by the Company

                Applicable                      X  Non-applicable
            ---                                ---

     3.7 Special commitment made by original shareholders of Non-circulation during the period of Share Merge Reform and its implementation

                Applicable                      X  Non-applicable
            ---                                ---


                                       JILIN CHEMICAL INDUSTRIAL COMPANY LIMITED
                                                        YU LI
                                                       Chairman

Jilin, PRC
28th October, 2005

The Board of Directors of the Company comprises of:
Executive Directors: Yu Li, Zhang Xingfu, Li Chongjie
Non-executive Directors: Yang Dongyan, Xiang Ze, Ni Muhua, Jiang Jixiang Independent non-executive Directors: Lu Yanfeng, Wang Peirong, Fanny Li,
 Zhou Henglong

"Please also refer to the published version of this announcement in The
Standard"